Exhibit 99.2

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,
Civil Action No. 10-cv-3613 (LAK)
Plaintiff,

v.

SEMBCORP UTILITIES PTE LTD,
SEMBCORP INDUSTRIES LTD,
BIWATER INVESTMENTS LTD., and
BIWATER HOLDINGS LIMITED,

Defendants.

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF’S APPLICATION FOR A

TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION

Peter Calamari Marc Greenwald QUINN EMANUEL URQUHART & SULLIVAN, LLP 51 Madison Avenue, 22nd Floor New York, New York 10010 (212) 849-7000 Attorneys for Plaintiff Cascal N.V.

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT	1

STATEMENT OF FACTS	3

A. To Facilitate The Purchase Of Biwater’s Stake In Cascal, Sembcorp Agrees To Strict Restrictions On Use Of Cascal’s Confidential Information	3

B. In Reliance On The Sembcorp Defendants’ Promises Of Confidentiality As Set Forth In The Confidentiality Agreements, Cascal Shares Highly Sensitive Confidential Information	7

C. In Breach Of The Confidentiality Agreements, The Sembcorp Defendants Announce The Tender Offer	9

D. The Tender Offer Announcement Has Already Had A Devastating Impact On Cascal	10

E. The Tender Offer is a Misappropriation of Cascal’s Confidential Information	11

ARGUMENT	12

I. STANDARD FOR PRELIMINARY INJUNCTIVE RELIEF	12

II. CASCAL FACES IRREPARABLE HARM IN THE ABSENCE OF INJUNCTIVE RELIEF	12

III. CASCAL IS LIKELY TO SUCCEED ON THE MERITS OF ITS CLAIM THAT THE TENDER OFFER VIOLATES THE SECURITIES EXCHANGE ACT OF 1934	15

A. The Tender Offer Violates § 14(e) Because It Is Based on Material Nonpublic Information That Cannot Be Disclosed	15

B. The Tender Offer Violates § 10(b) and Rule l0b-5 Because It Involves Fraud in Connection with the Purchase or Sale of Securities	17

IV. CASCAL IS LIKELY TO SUCCEED ON THE MERITS OF ITS BREACH OF CONTRACT CLAIMS	24

A. The Sembcorp Defendants Breached The NDA By Making A Tender Offer For All Cascal Shares While In Possession of Confidential Information	25

i

B. Biwater Breached The Letter Agreement By Allowing The Sembcorp Defendants To Proceed With The Tender Offer	27

V. THE BALANCE OF HARDSHIPS TIPS DECIDEDLY TOWARD CASCAL	28

VI. A BOND IS UNNECESSARY IN THE PRESENT CIRCUMSTANCES	30

CONCLUSION	31

TABLE OF AUTHORITIES

Page
CASES

Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 95 S.Ct. 1917 (1975)	18

Brenntag Int’l Chems. Inc. v. Bank of India, 175 F.3d 245 (2d Cir. 1999)	12

CDC Group PLC v. Cogentrix Energy, Inc., 354 F.Supp.2d 387 (S.D.N.Y. 2005)	29

Chiarella v. United States, 445 U.S. 222, 100 S.Ct. 1108 (1980)	21

Chris-Craft Indus., Inc. v. Piper Aircraft Corp., 480 F.2d 341 (2d Cir. 1973)	15, 17

Citigroup Global Mkts., Inc. v. VCG Special Opportunities Master Fund, Ltd., 598 F.3d 30 (2d Cir. 2010)	12, 29

Clemente Global Growth Fund, Inc. v. Pickens, 705 F.Supp. 958 (S.D.N.Y. 1989)	29, 30

Commerce Tankers Corp. v. Nat’l Maritime Union of Am., 553 F.2d 793 (2d Cir. 1977)	30

Crane Co. v. Am. Standard, Inc., 603 F.2d 244 (2d Cir. 1979)	18

Curley v. AMR Corp., 153 F.3d 5 (2d Cir. 1998)	24

Dirks v. SEC, 463 U.S. 646, 103 S.Ct. 3255 (1983)	19, 20

Freedom Holdings, Inc. v. Spitzer, 408 F.3d 112 (2d Cir. 2005)	12

Int’l Controls Corp. v. Vesco, 490 F.2d 1334 (2d Cir. 1974)	30

J. Aron & Co. v. Chow, 231 A.D.2d 426, 647 N.Y.S.2d 8, (1st Dep’t 1996)	24

Rexnord Holdings, Inc. v. Biderman, 21 F.3d 522 (2d Cir. 1994)	24

Simon DeBartolo Group, L.P. v. Richard E. Jacobs Group, Inc., 186 F.3d 157 (2d Cir. 1999)	19

Skydell v. Ares-Sorono S.A., 892 F.Supp. 498 (S.D.N.Y. 1995)	15

State of Cal. Pub. Employees’ Retirement Sys. v. Shearman & Sterling, 95 N.Y.2d 427, 718 N.Y.S.2d 256 (2000)	25

Stoneridge Investment Partners, LLC v. Scientific-Atlanta, 552 U.S. 148, 128 S.Ct. 761 (2008)	18

Tradescape.com v. Shivaram, 77 F.Supp. 2d 408 (S.D.N.Y. 1999)	29

United States v. Chestman, 947 F.2d 551 (2d Cir. 1991)	15, 19, 20, 22

United States v. O’Hagan, 521 U.S. 642, 117 S.Ct. 2199 (1997)	11, 18, 22, 23

United States v. Royer, 549 F.3d 886 (2d Cir. 2008)	22

United States v. Teicher, 987 F.2d 112 (2d Cir. 1993)	21, 22

STATUTES

15 U.S.C. § 78n(e) (2002)	passim

15 U.S.C. 78j(b) (2000)	passim

RULES

Fed.R.Civ.P. 65(c)	31, 32

REGULATIONS

17 C.F.R. § 240.10b 5 (2010)	passim

Plaintiff Cascal N.V. (“Cascal”) respectfully submits this memorandum of law in support of its application for a temporary restraining order and preliminary injunction (the “Application”) in this action against Defendants Sembcorp Utilities Pte Ltd (“Sembcorp Utilities”) and Sembcorp Industries Ltd (“Sembcorp Industries” and together with Sembcorp Utilities, the “Sembcorp Defendants”)

Preliminary Statement

Cascal, a company traded on the New York Stock Exchange, seeks an order enjoining the Sembcorp Defendants from proceeding with an unlawful and coercive tender offer for Cascal’s common stock. The tender offer is unlawful because the Sembcorp Defendants are in possession of material nonpublic information concerning Cascal, resulting from the Sembcorp Defendants’ recently concluded negotiations to acquire the approximately 58.5% shares of Cascal’s common stock held by Biwater Investments (the “Biwater Stake”). Trading while in possession of this information, which the Sembcorp Defendants have an express contractual obligation to maintain in confidence, misappropriates a valuable asset of Cascal, impermissibly erodes value for both Cascal and its shareholders, and violates Section 14(e) and 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5.

It also is a blatant breach of contract. As part of the negotiations for the Biwater Stake, the Sembcorp Defendants signed a non-disclosure agreement (“NDA”) in which they agreed not to use Cascal’s confidential information for any purpose other than the proposed purchase of the Biwater Stake, and to refrain from trading in Cascal shares while in possession of price sensitive information. To further protect against the misuse of Cascal’s confidential information, Sembcorp agreed to a 12 month standstill period during which it would not make any offers for Cascal’s shares, subject to limited exceptions that are not satisfied by the tender offer. There is no question but that the Sembcorp Defendants’ tender offer violates these contractual commitments of confidentiality.

The tender offer is coercive because it leaves Cascal’s minority shareholders with little alternative but to agree to sell at a price that is at least $.86 and as much as $1.21 below the then current market price. This is because the Sembcorp Defendants have entered into a lock-up agreement with Biwater Investments, which irrevocably commits Biwater Investments to sell its approximately 58.5% stock ownership in Cascal to the Sembcorp Defendants. As a result, Biwater Investments is prohibited from exploring or entering into any competing transaction, and there is therefore no possibility of any competing offers. The Sembcorp Defendants’ coercive tender offer is exacerbated further by their announced plan to delist the shares of Cascal from the NYSE and deregister Cascal with the SEC, thus preventing public shareholders from receiving financial information and other reports in the future, removing the availability of a public market and rendering the Cascal shares held by the public illiquid.

Thus, the intended aim of the tender offer, among other things, is to devalue Cascal so that the Sembcorp Defendants can acquire Cascal’s shares at a price well below their fair market value, and well below a value that may be achieved if Cascal pursues its long-term strategic goals. Indeed, the offer price likely would be substantially higher if Biwater Investments had undertaken a fair and open process and where they were not locked into a single transaction that prohibits any attempt to secure competitive bids. In short, the Sembcorp Defendants are misappropriating Cascal’s sensitive confidential information in breach of confidentiality agreements and in violation of U.S. securities law, as they employ a manipulative scheme to drive Cascal’s stock price lower to their benefit and the detriment of Cascal and its shareholders.

If the tender offer is not enjoined, Cascal will suffer irreparable harm. As an initial matter, Sembcorp expressly agreed in the NDA that any violation of the confidentiality provisions would entitle Cascal to injunctive relief based on the irreparable harm resulting from any such breach. But there is demonstrable irreparable harm as well. As part of the diligence process for the Sembcorp Defendants’ attempt to acquire the Biwater Stake, the Sembcorp Defendants received a significant amount of material nonpublic information pertaining and belonging to Cascal. To avoid violating federal securities laws in connection with the tender offer, the Sembcorp Defendants would be required to disclose the material nonpublic information they possess, giving Cascal’s competitors an inside look at its operations and an irreversible advantage in the marketplace. Cascal and its shareholders would also be harmed by the Sembcorp Defendants’ manipulative scheme to unfairly and coercively reduce Cascal’s share price through their tender offer and lock-up agreement with Biwater Investments, and by the Sembcorp Defendants’ announced plans to delist Cascal’s shares from the NYSE and deregister Cascal with the SEC, actions that would fundamentally alter the ownership structure and that threaten to leave public shareholders with illiquid shares. All of these harms cannot be undone if the tender offer is allowed to proceed, and the confidentiality of Cascal’s highly sensitive information will be lost forever.

At the very least, the serious questions raised by Cascal’s complaint and this application are fair grounds for litigation, and because the balance of hardships tips decidedly in Cascal’s favor, injunctive relief is appropriate. Cascal respectfully requests an order preliminarily enjoining the Sembcorp Defendants’ proposed tender offer and the misuse and misappropriation of Cascal’s confidential information.

Statement of Facts

A.	To Facilitate The Purchase Of Biwater’s Stake In Cascal, Sembcorp Agrees To Strict Restrictions On Use Of Cascal’s Confidential Information

Cascal is a public company traded on the NYSE (symbol: HOO). Biwater Investments was at one time Cascal’s sole owner. Following its initial public offering (“IPO”) in February

2008, Biwater Investments reduced its stock ownership of Cascal from 100% to approximately 58.5%. The IPO generated proceeds of over $97 million (after underwriters’ discount) for Biwater Investments. Since the IPO, Cascal has been subject to the reporting requirements of U.S. securities law and the rules and regulations promulgated thereunder. Richer Decl. ¶¶ 12-13.

In the months following the IPO, Biwater engaged in a number of attempts to sell its majority holdings in Cascal’s common stock. The most recent began approximately twenty months after the IPO, on October 15, 2009, when Biwater wrote to the Cascal board advising of their renewed efforts to sell their remaining 58.5% stock interest in Cascal and requesting Cascal’s cooperation in connection with the due diligence process of potential purchasers. These requests included allowing nonpublic information about Cascal to be made available to potential purchasers, subject to confidentiality obligations. Richer Decl. ¶ 21 and Ex. C.

In response to Biwater’s October 15, 2009 request, Cascal agreed to assist Biwater with this contemplated sale by entering into a letter agreement with Biwater Holdings on November 9, 2009 (the “Letter Agreement”). Richer Decl. Ex. E. The Letter Agreement permits Biwater Holdings to disclose Cascal’s confidential information to specific prospective purchasers of the Biwater Stake, including Sembcorp Industries, subject to the obligations of Biwater and any prospective purchaser to keep the information confidential. On November 9, 2009, the same date that the parties entered into the Letter Agreement, Biwater Holdings and Sembcorp Industries entered into the NDA, which was attached as an exhibit to the Letter Agreement. Richer Decl. Ex. F. The purpose of the NDA was to ensure that Sembcorp Industries and the members of its group would maintain the confidentiality of Cascal’s confidential information. Richer Decl. ¶¶ 21-26.

For the protection of Cascal and its shareholders, the Letter Agreement and the NDA (together the “Confidentiality Agreements”) contain restrictive provisions strictly limiting the use of Cascal’s confidential information. In particular, Clause 1.2 of the NDA prohibits the use of Cascal’s information for any purpose beyond the potential acquisition of the Biwater Stake. Clause 1.2 of the NDA provides that “the Offeror [Sembcorp Industries] and its Authorised Recipients shall use the Information solely for the purpose of evaluating and negotiating the Proposed Transaction and for no other purpose.” The preamble to the NDA defines “Proposed Transaction” as “a possible offer by Sembcorp Industries Ltd (the Offeror) to acquire, directly or indirectly, the 58.5% interest in the share capital of Cascal NV (Cascal) held by Biwater Investments Limited.” Richer Decl. Ex. F.

The NDA contains other restrictive provisions as well. Clause 6.2 prohibits Sembcorp Industries from dealing in any way in the securities of Cascal during any time when it has price sensitive information unless permitted by applicable law. Specifically, Clause 6.2 of the NDA requires that “until all Information received by the Offeror [Sembcorp Industries] or its advisers under this letter has ceased to be price sensitive, it will not deal in any way in any securities (equity or debt) of Cascal or in any securities whose price or value may be related to or affected by the price or value of Cascal securities or in any derivative products related to any such securities or interests in any of them… save as permitted under applicable law.” Richer Decl. Ex. F.

To further protect against the misuse of Cascal’s confidential information and unlawful trading in its shares, Clause 7 of the NDA imposes an obligation (the “Standstill Obligation”) on Sembcorp Industries, preventing Sembcorp Industries or other members of its group from acquiring or offering to acquire, during a twelve-month period that is currently in effect, any shares of Cascal without the consent of Biwater Investments, which consent could only be granted pursuant to the terms of the Letter Agreement. Richer Decl. Ex. F. These restrictive provisions were all aimed at protecting Cascal, its confidential information, and its shareholders, and complying with applicable law, including U.S. securities law. Richer Decl. ¶¶ 21-26.

The Letter Agreement expressly prohibits Biwater from consenting to any action contrary to the restrictions contained in the NDA, except pursuant to certain limited exceptions. Richer Decl. Ex. E. Paragraph (e) of the Letter Agreement would permit the Sembcorp Defendants to proceed with a transaction in the face of the Standstill Obligation, but only if an offer is made to all Cascal shareholders “on the same terms (including as to price and form of consideration)” as those being offered to Biwater Investments (emphasis added). Richer Decl. Ex. E. As discussed below, the exception contained in paragraph (e) is not applicable to the Sembcorp Defendants’ tender offer. Furthermore, while paragraph (e) of the Letter Agreement creates an exception to the Standstill Obligation under Clause 7 of the NDA if its conditions are met (which they were not), it does not create an exception to the other restrictions contained in the Confidentiality Agreements, including the prohibition under Clause 6.2 of the NDA against the Sembcorp Defendants from trading in Cascal securities while they are in possession of price sensitive information relating to Cascal, except as permitted by law, which, under the current circumstances, is not permitted under U.S. securities law or the Confidentiality Agreements. Richer Decl. Ex. F.

Reflecting that the NDA was entered into for the benefit of Cascal, and in particular to protect Cascal’s confidential information, the parties acknowledged in Clause 10.9 that Cascal could bring an action to enforce its terms. Richer Decl. Ex. F. In addition, Clause (n) of the Letter Agreement explicitly provides that any agreement implementing the sale of Biwater Investments’ Cascal stock would be without prejudice to the rights of Cascal under the NDA, including, without limitation, “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” Richer Decl. Ex. E. Furthermore, as an inducement to Cascal to enter into the Letter Agreement and to assist Biwater Investments with the sale of its Cascal shares, Cascal was entitled to rely upon, and had the reasonable expectation that, Biwater would enforce strict compliance with the NDA. This expectation is reflected in paragraph (i) of the Letter Agreement, which requires Biwater Investments to pursue any claim of Cascal against the Sembcorp Defendants for material breach of the NDA upon receipt of written notice from Cascal. Richer Decl. Ex. E.

B.	In Reliance On The Sembcorp Defendants’ Promises Of Confidentiality As Set Forth In The Confidentiality Agreements, Cascal Shares Highly Sensitive Confidential Information

Following the execution of the Confidentiality Agreements and pursuant to the terms thereof, Cascal provided the Sembcorp Defendants with access to some of its most sensitive confidential information, including establishing a very large virtual data room and providing extensive access to Cascal’s management to address questions from the Sembcorp Defendants. Cascal populated the data room with highly sensitive confidential information, including:

a.	shareholder agreements with joint venture partners;

b.	employment contracts for senior management, including pay and benefit information;

c.	tax returns, tax computations, and correspondence with tax authorities;

d.	inter-group loan arrangements and management services agreements;

e.	financing documents relating to debt arrangements within the Cascal group;

f.	insurance documents; and

g.	long term supply and purchase agreements, including pricing information.

Richer Decl. ¶ 27.

The Sembcorp Defendants had complete access to this information, as well as direct contact with Cascal’s management and site visits to Cascal’s facilities throughout the world.

Cascal’s management received hundreds of detailed written questions from the Sembcorp Defendants (which were provided to Cascal by HSBC, as financial adviser to Biwater). These questions covered all areas of Cascal’s business and operations and often included requests for detailed and price sensitive nonpublic information, including such items as projected revenues, costs and expenses and tax computations. In response to these requests, Cascal provided forecasts and profit and loss statements, balance sheets, and cash flow statements for periods up to 2013. Cascal also provided numerous explanations of the risks in each of the territories in which Cascal operates. Richer Decl. ¶¶ 27-28.

At the Sembcorp Defendants’ request, on November 30, 2009, Cascal’s senior executive management team (including Cascal’s Chief Executive Officer, Chief Financial Officer and General Counsel) met with senior executives of Biwater Investments and the Sembcorp Defendants (including the Group President and CEO, Group Chief Financial Officer and the Group Business and Strategic Development Head) at Cascal’s UK operating company’s premises in Bournemouth. Cascal provided a presentation to the Sembcorp Defendants on the business and operations of Cascal, which included highly confidential and commercially sensitive information for each operating company and at the holding company level, such as financial projections out to 2013, which included an income statement out to 2013, a cash flow statement out to 2013, and a balance sheet out to 2013, and key contract provisions. During this meeting Cascal’s management also responded to numerous oral questions, many relating to highly sensitive and nonpublic information. Richer Decl. ¶ 29.

Members of Cascal’s executive management team met with senior executives of Biwater and the Sembcorp Defendants at the head office in Dorking, UK on other occasions as well, and again responded to numerous questions often relating to highly sensitive and nonpublic information. As part of the Sembcorp Defendants’ due diligence process, Cascal also arranged and attended site visits for the Sembcorp Defendants to Cascal’s operating companies in Bournemouth, Batam, and China in December 2009 and China, Nelspruit and Chile in January 2010. Richer Decl. ¶ 29-31.

C.	In Breach Of The Confidentiality Agreements, The Sembcorp Defendants Announce The Tender Offer

The Tender Offer: On or about April 26, 2010, the Sembcorp Defendants filed a Schedule 13D (the “Schedule 13D”) with the SEC that announced their tender offer for all of the shares of Cascal. Greenwald Decl. Ex. A. According to a press release filed that same day (attached as Exhibit 99.1 to the Schedule TO-C filed with the SEC), the price being offered to acquire Cascal’s outstanding common shares would be $6.75 per share in cash, and this consideration would be reduced to $6.40 per share in the event that Sembcorp Utilities is not able to acquire at least 80% of Cascal’s outstanding shares. Id. This price is at least $.86 below the market price of Cascal’s stock on the business day before the offer was announced. Richer Decl. ¶ 52.

The Lock-Up Agreement: The Schedule 13D announced that Sembcorp Utilities and Biwater had entered into a separate Tender Offer and Stockholder Support Agreement (the “Lock-Up Agreement”) in which Biwater Investments had agreed irrevocably to sell its approximately 58.5% stock ownership of Cascal to Sembcorp Utilities. Exhibit A to the Declaration of Marc Greenwald, May 10, 2010 (hereinafter “Greenwald Decl.”). The Lock-Up Agreement, by its terms, is governed by New York law and provides that state or federal courts in New York have exclusive jurisdiction for any disputes that arise in connection with the transactions contemplated by the Lock-Up Agreement. Greenwald Decl. Ex. B.

Significantly, the Lock-Up Agreement, in addition to providing the terms and conditions of the tender offer and committing Biwater Investments irrevocably to sell its Cascal shares to the Sembcorp Defendants, requires Biwater Investments to vote against any competing transaction or action that would impede the tender offer. It also prohibits Biwater Investments from soliciting, negotiating, or entering into any competing transaction. Moreover, the Lock-Up Agreement grants certain rights to Biwater Investments that have not been provided to other shareholders, including Biwater Investments’ right to approve any modifications to the tender offer proposed by the Sembcorp Defendants. Thus, the exception to the Standstill Obligation contained in paragraph (e) of the Letter Agreement is not applicable because the Sembcorp Defendants have not offered the same terms to all shareholders in the their tender offer, as Biwater Investments is irrevocably committed to selling its Cascal shares to the Sembcorp Defendants while other shareholders are not, and Biwater Investments has certain rights under the Lock-Up Agreement that are not available to other shareholders.

The Delisting And Deregistration Plan: The Sembcorp Defendants made it clear in the press release that they intended to delist Cascal’s common stock from the NYSE, deregister Cascal as a U.S. reporting company, and thus suspend any obligations Cascal has under U.S. securities laws. Richer Decl. ¶ 34 and Ex. H.

D.	The Tender Offer Announcement Has Already Had A Devastating Impact On Cascal

Upon the announcement of the tender offer, Cascal’s stock dropped precipitously. On Friday, April 23, 2010, the business day immediately preceding the announcement of the tender offer, the closing trading price of Cascal’s shares was $7.61 per share, which was $.86 to $1.21 per share higher than the tender offer price. On Monday, April 26, 2010, the day of the announcement of the tender offer, Cascal’s shares traded as low as $6.50 following the announcement, on volume that was approximately ten times normal. Cascal’s share price improved marginally after the Cascal board announced its rejection of the tender offer, and closed at $6.95 that day, but has since continued to drift downward to a closing price of $6.59 per share on May 7, 2010, as the specter of the coercive tender offer depresses the trading price of Cascal shares. Richer Decl. ¶ 52.

The tender offer for Cascal shares, at a discount to its publicly traded stock price, is a highly unusual move that reflects the coercive nature of the tender offer in tandem with the requirements of the Lock-Up Agreement. In fact, it is in sharp contrast to the last publicly announced transaction for the sale of a U.S. publicly listed wastewater company, SouthWest Water Company, which was offered in March 2010 at a 56% premium to the previous day’s market closing price, rather than the coercive below market price intended to be offered by the Sembcorp Defendants for the Cascal shares. Richer Decl. ¶ 53.

E.	The Tender Offer is a Misappropriation of Cascal’s Confidential Information

The confidential information shared with the Sembcorp Defendants is an asset of Cascal. The Sembcorp Defendants are not entitled to profit from Cascal’s confidential information to the detriment of Cascal and its shareholders. As the Supreme Court explained, a “company’s confidential information… qualifies as property to which the company has a right of exclusive use.” United States v. O’Hagan, 521 U.S. 642, 654, 117 S.Ct. 2199, 2208 (1997). Under the tender offer, the Sembcorp Defendants are misappropriating and using this confidential information for their own benefit in order to conduct a coercive and impermissible tender offer. This misappropriation is detrimental to Cascal, whose nonpublic information is being utilized without consent to confer a benefit to the Sembcorp Defendants to which they are not entitled, and to Cascal’s shareholders, who are being stripped of the fair value of their holdings in a public company.

Making matters worse for Cascal, as indicated in the April 26, 2010 press release of the Sembcorp Defendants, the Sembcorp Defendants retained Credit Suisse to act as their financial advisor in connection with the tender offer. Richer Decl. Ex. H. Because Credit Suisse had previously underwritten the IPO for Cascal, it also possesses from its prior engagement substantial nonpublic knowledge and information about Cascal’s financial position and business prospects.1

Argument

I.	STANDARD FOR PRELIMINARY INJUNCTIVE RELIEF

In the Second Circuit, a party seeking a preliminary injunction must show “(a) irreparable harm and (b) either (1) likelihood of success on the merits or (2) sufficiently serious questions going to the merits to make them a fair ground for litigation and a balance of hardships tipping decidedly toward the party requesting the preliminary relief.” Citigroup Global Mkts., Inc. v. VCG Special Opportunities Master Fund, Ltd., 598 F.3d 30, 35 (2d Cir. 2010). For the reasons described below, Cascal faces irreparable harm and is likely to succeed on the merits of its claims or, at the least, has raised sufficiently serious questions going to the merits and the balance of hardships favors granting relief.

II.	CASCAL FACES IRREPARABLE HARM IN THE ABSENCE OF INJUNCTIVE RELIEF

“To satisfy the irreparable harm requirement, [a plaintiff] must demonstrate that absent a preliminary injunction [it] will suffer an injury that is neither remote nor speculative, but actual and imminent, and one that cannot be remedied if a court waits until the end of trial to resolve the harm.” Freedom Holdings, Inc. v. Spitzer, 408 F.3d 112, 114 (2d Cir. 2005). The Second Circuit has explained that there is irreparable harm “where, but for the grant of equitable relief, there is a substantial chance that upon final resolution of the action the parties cannot be returned to the position they previously occupied.” Brenntag Int’l Chems. Inc. v. Bank of India, 175 F.3d 245, 249 (2d Cir. 1999). This standard is satisfied here.

[1]

See Underwriting Agreement Among Cascal N.V., Biwater Investments Ltd, J.P. Morgan Securities Inc., and Credit Suisse Securities (USA) Inc., reproduced as Exhibit 1 to Amendment No. 1 to Form F-1 filed by Cascal N.V. with the Securities and Exchange Commission on January 23, 2008, available at http://www.sec.gov/.

First, the Sembcorp Defendants have already breached the Confidentiality Agreements by formulating their tender offer based upon the confidential information they received pursuant to those agreements. The Sembcorp Defendants have conceded as part of these agreements that Cascal may suffer irreparable harm from a breach and is entitled to an injunction. NDA (Richer Decl. Ex. F), Clause 10.2.

Second, if the Sembcorp Defendants are allowed to proceed with their tender offer, they would be required by law to disclose certain confidential information regarding Cascal’s operations in violation of the Letter Agreement and NDA. In addition to violating these contractual duties, disclosure would significantly and irreparably harm Cascal’s business. Cascal’s competitors would gain access to Cascal’s inner financial, commercial, and strategic arrangements, and would be able to take advantage of this knowledge to compete with Cascal in the market. Richer Decl. ¶ 47. For example, competitors would know Cascal’s cost base and be able to use this to outbid Cascal for contracts. Id ¶ 48. Competitors would learn of the terms on which Cascal contracts with its customers and would be able to exploit this in the way they structure proposals for new contracts where they are competing with Cascal. Id. Competitors would also become aware of Cascal’s strategic plan and would be able to plan their own businesses to capitalize on this. Id. Crucially, this disclosure, once done, cannot be undone—the knowledge competitors gain regarding Cascal’s operations cannot subsequently be clawed back. Id. ¶ 49.

Third, the Sembcorp Defendants’ misappropriation of Cascal’s confidential information will result in the irretrievable loss of value of this significant asset belonging to Cascal. Once the Sembcorp Defendants have completed their exploitation of Cascal’s confidential information in conducting their tender offer, the confidentiality of the information will be lost and Cascal’s situation will have been altered to such an extent that neither the information nor Cascal will be able to return to its prior state, as much of the value Cascal derives from its confidential information arises from its confidential nature and the ability of Cascal to employ this confidential information in the operation of its business. Id. ¶ 49.

Fourth, the Sembcorp Defendants’ proposed tender offer—at a price substantially below the prior market trading price of Cascal’s shares—unfairly diminishes Cascal’s value. The announcement of the tender offer has already depressed Cascal’s stock price substantially. Richer Decl. ¶ ¶51-54. If the tender offer is permitted to proceed, the effect will be to further devalue Cascal’s shares so that Sembcorp can acquire Cascal below its market value and substantially below a value reflecting Cascal’s potential for growth. Richer Decl. ¶ 54. This reduction in value will never be recovered by Cascal’s shareholders because they will have been effectively forced by the manipulative and coercive structure of the tender offer to sell their shares at the deflated price. Id.

Fifth, Cascal faces the irreparable harm associated with the change in its ownership that would result if the tender offer were to proceed. The Sembcorp Defendants have announced that, if their tender offer is successful, they will delist Cascal’s shares from the NYSE and deregister Cascal with the SEC. Richer Decl. Ex. H. These and other consequences of a successful tender offer by the Sembcorp Defendants will fundamentally alter Cascal’s corporate structure in a manner that cannot be undone by a court.

These harms are actual and imminent, not remote or speculative, because the Sembcorp Defendants intend to proceed with their tender offer this week. And if the tender offer proceeds, the parties cannot subsequently be returned to the positions they currently occupy: to do so would require the information to be returned to its confidential state, which is not possible once it is publicly disclosed, and would require the Court to undo countless transactions, order the relisting of Cascal’s stock on the NYSE and the re-registering of Cascal with the SEC, and take other affirmative acts that may well be beyond the Court’s coercive jurisdiction. At the very least, there is a substantial chance that the tender offer, once completed, cannot be undone. Cascal therefore faces irreparable harm, and injunctive relief is proper.

III.	CASCAL IS LIKELY TO SUCCEED ON THE MERITS OF ITS CLAIM THAT THE TENDER OFFER VIOLATES THE SECURITIES EXCHANGE ACT OF 1934

A.	The Tender Offer Violates § 14(e) Because It Is Based on Material Nonpublic Information That Cannot Be Disclosed

Section 14(e) of the Securities Exchange Act makes it “unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer.” 15 U.S.C. § 78n(e). This provision is “self-operative.” United States v. Chestman, 947 F.2d 551, 556-57 (2d Cir. 1991).

“[T]he standard for determining liability under § 14(e) on the part of a person making a misleading tender offer… is whether plaintiff has established that defendant either (1) knew the material facts that were misstated or omitted, or (2) failed or refused to ascertain such facts when they were available to him or could have been discovered by him with reasonable effort.” Chris-Craft Indus., Inc. v. Piper Aircraft Corp., 480 F.2d 341, 346 (2d Cir. 1973); see also Skydell v. Ares-Sorono S.A., 892 F.Supp. 498, 501 (S.D.N.Y. 1995) (same).

The Sembcorp Defendants’ proposed tender offer violates Section 14(e) of the Exchange Act’s prohibition against making or soliciting tenders while in possession of material nonpublic information. In connection with their proposal to purchase Biwater’s stake in Cascal, only months before their announced tender offer, the Sembcorp Defendants were given access to a virtual data room containing substantial material nonpublic information regarding Cascal’s corporate activities, including details of supply agreements with customers including pricing information; shareholder agreements with joint venture partners; employment contracts for senior management including pay and benefit information; tax returns, tax computations, and correspondence with tax authorities; inter-group loan arrangements, management services agreements; financing documents relating to debt arrangements with the Cascal group; insurance documents; and long term and purchase agreements, including pricing information. The Sembcorp Defendants were also permitted to visit Cascal’s sites throughout the world and given access to Cascal’s management, which provided answers to hundreds of questions from the Sembcorp Defendants, covering all areas of Cascal’s business and operations, including material nonpublic information regarding such items as projected revenues, costs and expenses, and forward looking tax computations.

Having reviewed this information, which was disclosed for the sole purpose of facilitating a purchase of Biwater’s stake in Cascal, the Sembcorp Defendants now propose to make the tender offer on the open market on terms that are both informed by the material nonpublic information they reviewed, and suggest to the market that they reflect such information. Yet the Sembcorp Defendants are not permitted to disclose this material nonpublic information in connection with the tender offer, as disclosure is expressly prohibited under the Letter Agreement and the NDA. Nor can the Sembcorp Defendants properly assert that they are permitted to disclose Cascal’s confidential information because of a legal requirement, as any such disclosure requirement under U.S. securities law would arise from the Sembcorp Defendants’ conduct in breach of the NDA. The Sembcorp Defendants therefore have an informational advantage over all other market participants of the very sort prohibited by Section 14(e) and they must abstain from conducting the tender offer.

In Chris-Craft, certain insiders with access to material nonpublic information responded to a tender offer by sending a letter to all shareholders calling the tender offer “inadequate.” Chris-Craft, 480 F.2d at 351. The Second Circuit, interpreting the term “inadequate” to refer to the share price quoted in the tender offer, ruled that this communication violated Section 14(e). Id. at 364-65. The Court explained that “shareholders are likely to rely heavily upon the representations of corporate insiders when the shareholders find themselves in the midst of a battle for control.” Id. at 364.

Although the posture here is different, the principle is precisely the same: the Sembcorp Defendants, having gained access to material nonpublic information of the same type that an insider would possess, now propose to make the tender offer on the basis of this information, while knowing that the tender offer must necessarily omit the very information on which it is based in order to avoid further breaches under the Confidentiality Agreements. Shareholders cannot fairly or properly evaluate the terms of the tender offer, because they cannot gain access to the material information that the Sembcorp Defendants had when drafting those terms. And the Sembcorp Defendants cannot fix this informational disparity by disclosing the material nonpublic information, because such disclosure is specifically prohibited by the Letter Agreement and the NDA. The Sembcorp Defendants are therefore barred from proceeding with the tender offer by Section 14(e), and Cascal is entitled to the injunctive relief it seeks.

B.	The Tender Offer Violates §10(b) and Rule 10b-5 Because It Involves Fraud in Connection with the Purchase or Sale of Securities

In addition to violating the specific provision of the Exchange Act regulating tender offers, the proposed tender offer here also violates the more general prohibition on securities fraud contained in Section 10(b) of the Exchange Act and SEC Rule 10b-5. Section 10(b) makes it unlawful for “any person, directly or indirectly… [t]o use or employ, in connection with the purchase or sale of any security… any manipulative device or contrivance.” 15 U.S.C. § 78j(b).

Rule 10b-5, promulgated by the SEC under Section 10(b), makes it “unlawful for any person, directly or indirectly… [t]o employ any device, scheme, or artifice to defraud… [or to] engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.” 17 C.F.R. § 240.10b-5.

“In a typical § 10(b) private action a plaintiff must prove (1) a material misrepresentation or omission by the defendant; (2) scienter; (3) a connection between the misrepresentation or omission and the purchase or sale of a security; (4) reliance upon the misrepresentation or omission; (5) economic loss; and (6) loss causation.” Stoneridge Investment Partners, LLC v. Scientific-Atlanta, 552 U.S. 148, 157, 128 S.Ct. 761, 768 (2008).

In the context of insider trading, federal courts have developed two general theories of liability under Section 10(b) and Rule 10b-5: the ‘traditional’ or ‘classical’ theory, which imposes liability for the use of nonpublic information by those who owe a duty to the company; and the ‘misappropriation’ theory, which imposes liability for the use of nonpublic information by those who knowingly come into possession of such information. See United States v. O’Hagan, 521 U.S. 642, 651-52, 117 S.Ct. 2199, 2207 (1997). The proposed tender offer violates the Exchange Act under either theory.2

[2]	While “the plaintiff class for purposes of a private damage action under § 10(b) and Rule 10b-5 [has traditionally been] limited to actual purchasers and sellers of securities,” Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 730, 95 S.Ct. 1917, 1923 (1975), this prudential limitation does not apply here. First, this rule does not extend to actions seeking injunctive relief. Simon DeBartolo Group, L.P. v. Richard E. Jacobs Group, Inc., 186 F.3d 157, 170-71 (2d Cir. 1999) (citing Crane Co. v. American Standard, Inc., 603 F.2d 244 (2d Cir. 1979)). Second, Cascal does not fall within the “classes of potential plaintiffs” barred from asserting Section 10(b) and Rule 10b-5 claims under Blue Chip Stamps. 421 U.S. at 737-38, 95 S.Ct. at 1926 (barring “potential purchasers of shares,” “actual shareholders [who] decided not to sell,” and “others related to an issuer who suffered loss in the value of their investment”). Unlike the groups identified in Blue Chip Stamps, plaintiff here is the issuer itself, the harm is direct, and quantifying its loss does not require speculation into whether it might have acted differently in other circumstances. Id. at 742, 1928.

1.	Defendants Are Liable Under the Traditional Theory Because They Seek to Trade on Information They Owe a Duty Not to Disclose

Under the traditional theory of insider trading liability, “[a] securities trader commits Rule 10b-5 fraud… if he fails to disclose material information prior to the consummation of a transaction when he is under a duty” either to disclose such information, or to abstain from trading given his access to such information. Chestman, 947 F.2d at 565 (internal quotation marks, citations, and alterations omitted); see also Simon DeBartolo Group, L.P. v. Richard E. Jacobs Group, Inc., 186 F.3d 157, 169 n.4 (2d Cir. 1999) (“By alleging nondisclosure of material inside information in contravention of a duty to disclose or to abstain, a plaintiff sufficiently alleges fraud for purposes of Rule 10b-5.”).

The Supreme Court has identified the two key elements of a claim under the traditional theory: “(i) the existence of a relationship affording access to inside information intended to be available only for a corporate purpose, and (ii) the unfairness of allowing a corporate insider to take advantage of that information by trading without disclosure.” Dirks v. SEC, 463 U.S. 646, 653-54, 103 S.Ct. 3255, 3261 (1983). Both of these elements are amply demonstrated here.

First, the Sembcorp Defendants gained access to Cascal’s material nonpublic information pursuant to a pair of linked confidentiality agreements that limited both the purpose and the scope of that access. As explained above, Cascal entered into a Letter Agreement with Biwater Holdings, which attached as an exhibit the NDA between Biwater Holdings and Sembcorp Industries. Both of these confidentiality agreements were executed on the same day, November 9, 2009, and granted Biwater and the Sembcorp Defendants access to a data room populated by Cascal with highly sensitive confidential information, and access to Cascal’s management. The Sembcorp Defendants were permitted to review Cascal’s confidential information solely for the limited purpose of evaluating the proposed acquisition of Biwater Investments’ holdings of Cascal common stock, and only on condition that Biwater agrees to keep the information confidential pursuant to the executed NDA. Moreover, the NDA prohibits the Sembcorp Defendants from trading in Cascal’s securities, or any derivative products, until such time as the information ceased to be price sensitive.

In short, the Letter Agreement and the NDA operated together to grant the Sembcorp Defendants access to Cascal’s confidential nonpublic information for the limited purpose of acquiring Biwater Investments’ shares of Cascal stock, while at the same time imposing a duty on the Sembcorp Defendants to abstain from trading in Cascal securities or derivative products, other than as allowed under these two confidentiality agreements, for as long as the nonpublic information remained material. See Dirks, 463 U.S. at 653-54, 103 S.Ct. at 3261; Chestman, 947 F.2d at 565. These circumstances satisfy the first element of insider trading under the classical theory.

In fact, in amendments to Rule 10b-5 in 2000, the SEC made clear that a contractual agreement to keep information confidential satisfies the first element of insider trading under the classical theory that there has to be an obligation to keep the information confidential. Specifically, Rule 10b5-2 provides that a “duty of trust or confidence’ exists…[w]henever a person agrees to maintain information in confidence.” Accordingly, the Sembcorp Defendants have a duty of confidence pursuant to the NDA, and by receiving information from Biwater and Cascal, they have received the information from an insider, therefore satisfying the first element of impermissible insider trading under the classical theory.

The second element of the classical theory of insider trading is satisfied as well, as the unfairness of allowing the Sembcorp Defendants to take advantage of their access to nonpublic information is manifest. Having gained access to Cascal’s significant nonpublic information and being aware of the sensitivity of this information, the Sembcorp Defendants seek to make their tender offer on terms that were informed by the nonpublic information the Sembcorp Defendants reviewed, and that give the impression that Cascal’s true value is less than its trading value for reasons contained in the nonpublic information. In order to properly evaluate the tender offer, shareholders and other market participants must have access to the same information that the Sembcorp Defendants possessed when developing their tender offer. This is not possible however, because that information is confidential and subject to the restrictions of the Confidentiality Agreements. Nor can the Sembcorp Defendants properly assert that they are permitted to disclose Cascal’s confidential information because of a legal requirement, as any such disclosure requirement would arise from the Sembcorp Defendants’ conduct in breach of the NDA. The Sembcorp Defendants therefore enjoy the very sort of unfair informational advantage that Section 10(b) and Rule 10b-5 were designed to prevent. See Chiarella v. United States, 445 U.S. 222, 228-29, 100 S.Ct. 1108, 1115 (1980) (insider trading rules reflect the “necessity of preventing a corporate insider from taking unfair advantage of the uninformed minority stockholders” (internal quotation marks and alterations omitted)); United States v. Teicher, 987 F.2d 112, 120 (2d Cir. 1993) (“[O]ne who trades while knowingly possessing material inside information has an informational advantage over other traders.”).

Rule 10b5-1 explicitly provides that it is a violation when “a purchase or sale of an issuer is ‘on the basis of’ material nonpublic information about that security or issuer if the person making the purchase or sale was aware of the material nonpublic information when making the purchase or sale.” The Sembcorp Defendants clearly are in possession of material nonpublic information that is subject to the Confidentiality Agreements, thus making the tender offer a violation of Section 10(b) and Rule 10b-5

2.	Defendants Are Liable Under the Misappropriation Theory Because They Knowingly Possess Misappropriated Inside Information

The Sembcorp Defendants are liable under the misappropriation theory of insider trading liability as well. The Supreme Court has explained that “a person commits fraud ‘in connection with’ a securities transaction, and thereby violates § 10(b) and Rule 10b-5, when he misappropriates confidential information for securities trading purposes, in breach of a duty owed to the source of the information.” O’Hagan, 521 U.S. at 652, 117 S.Ct. at 2207. The misappropriation theory is “designed to protect the integrity of the securities markets against abuses by ‘outsiders’ to a corporation who have access to confidential information that will affect the corporation’s security price when revealed, but who owe no fiduciary or other duty to that corporation’s shareholders.” Id. at 653, 2207-08. As such, “the misappropriation theory does not require that the buyer or seller of securities be defrauded;” rather, “the predicate act of fraud may be perpetrated on the source of the nonpublic information, even though the source may be unaffiliated with the buyer or seller of securities.” Chestman, 947 F.2d at 566.

Importantly, the Second Circuit has held that “a violation of § 10(b) and Rule 10b-5 occurs [under the misappropriation theory] when a trade is conducted in ‘knowing possession’ of material nonpublic information obtained in breach of a fiduciary or similar duty.” Teicher, 987 F.2d at 120; see also United States v. Royer, 549 F.3d 886, 889 (2d Cir. 2008) (explicitly adopting Teicher’s ‘knowing possession’ standard as Circuit law, against claim that the Teicher holding was dictum).

The proposed tender offer violates Section 10(b) and Rule 10b-5 because it is a securities transaction conducted by a party in knowing possession of material nonpublic information misappropriated in breach of a contractual duty owed to Cascal. As previously discussed, the Sembcorp Defendants gained access to Cascal’s material nonpublic information pursuant to a pair of interrelated written confidentiality agreements that specifically limited the purposes for which that information could be used. The tender offer is not among the permitted purposes. Nor does the tender offer fall within the limited exception to the Standstill Provision, because it is not on the “same terms” to all shareholders. This is because Biwater Investments has already committed to sell its shares of Cascal stock to the Sembcorp Defendants and Biwater Investments has certain rights under the Lock-Up Agreement not available to other shareholders, including the right to approve any modifications to the tender offer. Because the tender offer is not on the “same terms” as to all Cascal shareholders, the Sembcorp Defendants’ use of material nonpublic information in a manner not contemplated by the Letter Agreement constitutes a misappropriation of that information in violation of Section 10(b) and Rule 10b-5.3

*    *    *

In summary, the Sembcorp Defendants are liable for violating Section 10(b) and Rule 10b-5 under either the traditional or the misappropriation theory, as well as violating Section 14(e). Execution of the tender offer will cause damage to Cascal and Cascal’s shareholders, who will be forced to respond to the tender offer without access to the information necessary for a proper evaluation, and it will cause damage to Cascal itself, which has already seen its stock value unduly diminished because of the Defendants’ wrongful acts, and which will

[3]	Nor is it a defense that the Sembcorp Defendants have effectively disclosed that they intend to trade on the nonpublic information. See O’Hagan, 521 U.S. at 655, 117 S.Ct. at 2209 (“Because the deception essential to the misappropriation theory involves feigning fidelity to the source of information, if the fiduciary disclosed to the source that he plans to trade on the nonpublic information, there is no ‘deceptive device’ and thus no § 10(b) violation….”). O’Hagan involved an outsider who acquired nonpublic information, and a fiduciary duty not to disclose that information, from a source that was an outsider in the course of his work for the source. See id. at 653, 2208 (law firm partner acquired nonpublic information about firm’s client). Here, by contrast, the Sembcorp Defendants acquired nonpublic information directly from the issuer and not in the course of their work for Cascal, but as part of a bargained-for exchange that specifically limited the Sembcorp Defendants’ use of that information. The Sembcorp Defendants “feigned fidelity” to Cascal by agreeing to the terms of the NDA, and violated their duty to Cascal the moment they publicly announced their intention to launch a tender offer without prior disclosure to Cascal—an act in breach of the NDA and the Letter Agreement.

be further damaged if its shareholders are forced to take part in a coercive and manipulative tender process. If, in the alternative, the Sembcorp Defendant’s were to disclose Cascal’s confidential information in breach of the Confidentiality Agreements, Cascal’s business would suffer a competitive disadvantage and the confidential information would lose significant value, value that is derived from the confidentiality of the information and the ability to use the information in Cascal’s operations. The Sembcorp Defendants do not have the right to usurp this valuable asset of Cascal. Cascal has therefore demonstrated a likelihood of success on the merits of its securities fraud claims.

IV.	CASCAL IS LIKELY TO SUCCEED ON THE MERITS OF ITS BREACH OF CONTRACT CLAIMS

Cascal is equally likely to succeed on the merits of its claims that both the Sembcorp Defendants and Biwater are liable for breach of contract. “Under New York law, an action for breach of contract requires proof of (1) a contract; (2) performance of the contract by one party; (3) breach by the other party; and (4) damages.” Rexnord Holdings, Inc. v. Biderman, 21 F.3d 522, 525 (2d Cir. 1994) (internal quotation marks omitted).4 Cascal is likely to prevail on its claims that the Sembcorp Defendants breached the NDA and that Biwater breached the Letter Agreement.

[4]	Although the Confidentiality Agreements are subject to English law, this Court can apply New York law because the relevant principles of law do not differ. Curley v. AMR Corp., 153 F.3d 5, 12 (2d Cir. 1998); J. Aron & Co. v. Chown, 231 A.D.2d 426, 647 N.Y.S.2d 8, (1st Dep’t 1996).

A.	The Sembcorp Defendants Breached The NDA By Making A Tender Offer For All Cascal Shares While In Possession of Confidential Information

By making a tender offer for all of the shares of Cascal while in possession of confidential information regarding Cascal’s corporate operations and nonpublic financial information, the Sembcorp Defendants have violated multiple provisions of the NDA between the Sembcorp Defendants and Biwater. Because the NDA is for the specific benefit of Cascal, and is designed to prevent precisely the sort of activity that the Sembcorp Defendants are now pursuing, Cascal is entitled to bring suit against the Sembcorp Defendants for breach as a third-party beneficiary.5

First, Clause 1.2 of the NDA provides that Sembcorp “shall use the [confidential] Information solely for the purpose of evaluating and negotiating the Proposed Transaction [that is, the purchase of Biwater’s stake in Cascal] and for no other purpose.” This clause specifically limits the authorized use of Cascal’s confidential information to the proposed Biwater Stake acquisition, and prohibits use in connection with any other transaction, including a tender offer. The Sembcorp Defendants’ use of Cascal’s information in connection with the tender offer therefore breaches the NDA.

Sembcorp also has breached Clause 6.2 of the NDA, which provides that “until all information [acquired from Cascal by Sembcorp] ceases to be price sensitive [Sembcorp] will…

[5]	“A party asserting rights as a third-party beneficiary must establish (1) the existence of a valid and binding contract between other parties, (2) that the contract was intended for his benefit and (3) that the benefit to him is sufficiently immediate, rather than incidental, to indicate the assumption by the contracting parties of a duty to compensate him if the benefit is lost.” State of Cal. Pub. Employees’ Retirement Sys. v. Shearman & Sterling, 95 N.Y.2d 427, 434-35, 718 N.Y.S.2d 256, 259 (2000). These conditions are met here: (1) the Defendants entered into a valid and binding non-disclosure agreement, attached hereto as Exhibit B; (2) the NDA is explicitly designed to protect Cascal’s confidential information and expressly guarantees Cascal’s rights, including its rights to enforce the NDA, see NDA cl. 10.9; and (3) the benefit to Cascal is not just immediate but is the paramount purpose of the NDA, see Richer Decl. ¶ 23. Moreover, the NDA specifically grants Cascal the right to enforce its terms. See NDA cl. 10.9.

not deal in any way in any securities (equity and debt) of Cascal.” This provision, which tracks Section 14(e) of the Securities Exchange Act, bars the Sembcorp Defendants from trading in Cascal securities for so long as they are in possession of Cascal’s nonpublic information. As described in the Declaration of Stephane Richer, the Sembcorp Defendants received and possess information regarding Cascal’s corporate operations that remains price-sensitive. Richer Decl. ¶¶ 27-33. Yet by pursuing the tender offer, the Sembcorp Defendants now seek to engage in the very sort of trading of Cascal securities that the NDA specifically bars. The tender offer therefore represents a clear breach of Clause 6.2 of the NDA.

The tender offer also violates Clause 7 of the NDA, which imposes a “Standstill Obligation” on the Sembcorp Defendants prohibiting them from taking certain actions including to “acquire or offer to acquire… any direct or indirect interest in any share or other securities or assets of Cascal,” to “offer or agree to enter into any acquisition or other business arrangement with or relating to Cascal of a nature similar to the Proposed Transaction [namely the purchase of Biwater’s stake in Cascal] or anything similar to it or any material part of it,” or to “take any step which might give rise to any obligation under applicable laws, rules or regulations to make any sort of offer or tender for all or any part of the share capital of Cascal.” Yet despite these clear restrictions, the Sembcorp Defendants now propose, through the tender offer, to engage in transactions well beyond the simple purchase of Biwater’s stake in Cascal. The proposed tender offer therefore represents a breach of Clause 7 of the NDA.

All of these breaches will cause irreparable damage to Cascal through (1) the disclosure of confidential corporate information, (2) the devaluation of Cascal’s share price, and (3) the reorganization of Cascal’s ownership structure, as described in Part II supra. Cascal is therefore likely to prevail on its claim for breach of contract as a third-party beneficiary of the NDA.

B.	Biwater Breached The Letter Agreement By Allowing The Sembcorp Defendants To Proceed With The Tender Offer

The Letter Agreement between Cascal and Biwater establishes the conditions under which Cascal agreed to give the Defendants access to its confidential corporate information. Among those conditions is the requirement that any prospective purchaser of Biwater’s stake in Cascal, such as the Sembcorp Defendants, sign and abide by a non-disclosure agreement. In addition, the Letter Agreement forbids Biwater from allowing a prospective purchaser such as the Sembcorp Defendants from taking any action that would result in disclosure of Cascal’s confidential information, or any action that would contravene Clause 7 of the NDA. By allowing, encouraging, and participating in the Sembcorp Defendants’ violations of the NDA, Biwater has breached the Letter Agreement and is liable to Cascal for the resulting damages.

Paragraph (e) of the Letter Agreement provides that “Biwater shall not, without Cascal’s prior written consent, consent to or approve a Potential Purchaser taking any action which would otherwise be restricted by the obligations set out in the paragraph entitled ‘Standstill Obligation’ of the relevant Transaction NDA, provided that Cascal’s prior written consent shall not be required” in certain specified circumstances. In order to come within these specified exceptions, a transaction must be an “Equivalent Offer,” which is defined in paragraph (e) to be an “acquisition or offer [which] is made on the same terms (including as to price and form of consideration) for all Cascal shares (including those being acquired from Biwater in the Transaction).”

Additionally, paragraph (n) of the letter agreement provides that “any agreement implementing a Transaction shall be expressly without prejudice to the rights of Cascal under the related Transaction NDA accrued prior to the execution of such agreement, including, without limitation, the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information,” while paragraph (d)(ii) provides that “Biwater shall, at the written request of

Cascal and where the relevant Transaction NDA confers on Biwater the express right so to do… require that [Sembcorp] comply with its obligations in the relevant Transaction NDA to return, destroy or expunge any Cascal Confidential Information.”

Biwater failed to abide by these contractual provisions. Pursuant to paragraph (e), Biwater is forbidden to “consent to or approve” any action beyond those expressly permitted by the NDA. Yet Biwater has not only consented to or approved the Sembcorp Defendants’ tender offer, they have encouraged and participated in it by entering into the Lock-up Agreement, in which they agree to sell their shares in Cascal to the Sembcorp Defendants in connection with the tender offer, and also agree to vote against any competing transaction or offer that would impede the tender offer, and to refrain from soliciting, negotiating or entering into any competing transaction. Richer Decl. ¶ 34. And because the Lock-Up Agreement restricts Biwater’s ability to respond to the tender offer on the same terms as other Cascal shareholders, the tender offer does not constitute an “Equivalent Offer” under the Letter Agreement of a sort that would exempt the Defendants from the requirements of paragraph (e).

Biwater’s approval of and participation in the Sembcorp Defendants’ tender offer therefore represents a breach of the Letter Agreement. Cascal stands to be damaged by this breach through (1) the disclosure of confidential corporate information, (2) the devaluation of Cascal’s share price, (3) the reorganization of Cascal’s ownership structure; and (4) the misappropriation of Cascal’s confidential information, as described in Part I supra. Cascal is therefore likely to prevail on its claim for breach of contract under the Letter Agreement.

V.	THE BALANCE OF HARDSHIPS TIPS DECIDEDLY TOWARD CASCAL

Based on Cascal’s showing of irreparable harm and a likelihood of success on the merits, a preliminary injunction should issue. However, even if Cascal had not shown a likelihood of success on the merits, a preliminary injunction should nonetheless issue as Cascal has, at a minimum, shown that there are “sufficiently serious questions going to the merits to make them a fair ground for litigation,” and that the balance of hardships tips strongly in favor of the party seeking injunctive relief. Citigroup, 598 F.3d at 35. “To demonstrate that the balance of hardships tips in its favor, a movant must show that the harm it would suffer absent the relief sought is substantially greater than the harm the opposing party would suffer if relief were granted.” Clemente Global Growth Fund, Inc. v. Pickens, 705 F.Supp. 958, 971 (S.D.N.Y. 1989). Put differently, “the balance of hardships inquiry asks which of the two parties would suffer most grievously if the preliminary injunction motion were wrongly decided.” Tradescape.com v. Shivaram, 77 F.Supp. 2d 408, 411-12 (S.D.N.Y. 1999).

Here, injunctive relief would simply delay the Sembcorp Defendants’ execution of the proposed tender offer pending resolution of Cascal’s claims. If the Sembcorp Defendants were ultimately to prevail on the merits, they could then proceed with the tender offer or a substantially similar transaction. See CDC Group PLC v. Cogentrix Energy, Inc., 354 F.Supp.2d 387, 394 (S.D.N.Y. 2005) (enjoining defendant’s transfer of an ownership interest would not irreparably harm defendant, absent showing that similar transfer could not be arranged after trial on the merits).

By contrast, if an injunction does not issue and the proposed tender offer is permitted to proceed, Cascal will suffer immediate and irreparable harm in connection with the Sembcorp Defendants’ breach of contract and the change in ownership that would result. Such a breach and change in ownership cannot be remedied by money damages, as such a course would make the Sembcorp Defendants’ wrongful actions a fait accompli, and would nullify the contractual limitations on the use of Cascal’s confidential information. In addition, Cascal would be immediately and irreparably harmed by the disclosure of confidential information in connection with the tender offer; once disclosed publicly, such information cannot be returned to a confidential state.

Finally, any modicum of harm the Sembcorp Defendants might suffer as a result of an injunction would be entirely attributable to their decision to proceed with their flawed and improper tender offer despite their contractual agreement to the standstill period during which they would not transact in Cascal’s stock other than the potential acquisition of the Biwater Stake. The Sembcorp Defendants knowingly proceeded with a “risky business,” and simply delaying their pursuit of that business cannot be said to cause significant harm. See Clemente Global Growth Fund, 705 F.Supp. at 971.

In short, the balance of hardships tips decidedly in Cascal’s favor, and therefore an injunction should issue in light of the serious questions raised that make Cascal’s claims a fair ground for litigation.

VI.	A BOND IS UNNECESSARY IN THE PRESENT CIRCUMSTANCES

If the Court agrees to grant a temporary restraining order and preliminary injunction, it should waive the requirement that Cascal post a bond as security “to pay the costs and damages sustained by any party found to have been wrongfully enjoined or restrained.” Fed.R.Civ.P. 65(c). “The purpose of the injunction bond rule is to provide protection to a defendant who is under injunction in an equity action, but who ultimately prevails on the merits.” Commerce Tankers Corp. v. Nat’l Maritime Union of Am., 553 F.2d 793, 800 (2d Cir. 1977). “[T]he district court may dispense with security where there has been no proof of likelihood of harm to the parties enjoined.” Int’l Controls Corp. v. Vesco, 490 F.2d 1334, 1356 (2d Cir. 1974).

A bond is unnecessary in the present circumstances for two reasons. First, for the reasons given above, the Sembcorp Defendants face no significant harm in the event that an injunction issues and the status quo is maintained. If the Sembcorp Defendants ultimately prevail on the merits, they may then proceed with the tender offer or with a substantially similar transaction. Second, if the Sembcorp Defendants prevail and then proceed with the tender offer, they will ultimately obtain ownership of Cascal. Any moneys posted as a bond, and paid to the Sembcorp Defendants if they prevail, would effectively be paid out of one pocket and into another. Cascal therefore respectfully requests that the Court waive the Rule 65(c) bond requirement in this instance.

CONCLUSION

For the foregoing reasons, Plaintiff Cascal respectfully requests that this Court grant its application for a preliminary injunction.

Dated:	New York, New York
May 11, 2010

Respectfully submitted, QUINN EMANUEL URQUHART & SULLIVAN, LLP

By:
Peter Calamari
Marc Greenwald
51 Madison Avenue, 22nd Floor New York, New York 10010 (212) 849-7000 petercalamari@quinnemanuel.com marcgreenwald@quinnemanuel.com Attorneys for Plaintiff Cascal N.V.

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